EXHIBIT 99.1

Brookfield Infrastructure Announces Results of Reclassification of its Series 3 Preferred Units

BROOKFIELD, NEWS, Dec. 18, 2020 (GLOBE NEWSWIRE) -- Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced that after having taken into account all election notices received by the December 16, 2020 deadline for the reclassification of its Cumulative Class A Preferred Limited Partnership Units, Series 3 (the “Series 3 Units”) (TSX: BIP.PR.B) into Cumulative Class A Preferred Limited Partnership Units, Series 4 (the “Series 4 Units”), it has determined that there will be no reclassification of Series 3 Units into Series 4 Units, and holders of Series 3 Units will retain their Series 3 Units.

There were 600 Series 3 Units tendered for reclassification, which is less than the 1,000,000 units required to give effect to reclassifications of Series 3 Units into Series 4 Units.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with approximately US$575 billion of assets under management. For more information, go to www.brookfield.com.

Contact information:

Media:	Investors:
Claire Holland Senior Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Kate White Manager, Investor Relations Tel: (416) 956-5183 Email: kate.white@brookfield.com